**LEGACY CAPITAL FUND, INC.**
**Supplementary Information**

**Schedule I**
**Computation of Net Capital Under Rule 15c3-1 of**
**the Securities and Exchange Commission**
**For the Years Ended December 31, 2015 and 2014**

| | **2015** | 2014 |
|---|---|---|
| **Net Capital** | | |
| Total Stockholders' Equity | **$ 20,000** | **$ 20,000** |
| Deductions and/or Charges | **-** | - |
| Net Capital Before Haircuts on Securities Positions | **20,000** | 20,000 |
| Haircuts on Securities | **400** | 400 |
| Net Capital | **$ 19,600** | $ 19,600 |
| **Aggregate Indebtedness** | **$ -** | $ - |
| **Computation of Basic Net Capital Requirement** | | |
| Minimum Net Capital Required | **$ 5,000** | $ 5,000 |
| Excess of Net Capital | **$ 14,600** | $ 14,600 |
| Excess Net Capital at 1000% | **$ 19,600** | $ 19,600 |
| Ratio: Aggregate Indebtedness to Net Capital | **0 to 1** | 0 to 1 |
| **Reconciliation with Company's Computation** | | |
| (Included in Part II of Form X-17A-5 as of December 31) | | |
| Net Capital, as Reported in Company's Part II (Unaudited) FOCUS Report | **$ 19,600** | $ 19,600 |
| Net Capital Per Above | **$ 19,600** | $ 19,600 |